January – September 2001

Rule 12g3-2(b) File No. 82-4970


02002919

The Austrian Airlines Group at a glance

		1-9/2001	1-9/2000	+/- %	1-9/2000[2]	+/- %
Revenue	EUR million	1,634.2	1,252.2	30.5	1,588.0	2.9
EBITDAR adjusted[1]	EUR million	207.0	182.9	13.2	224.6	−7.8
EBITDAR	EUR million	205.8	203.0	1.4	198.0	3.9
EBIT adjusted[1]	EUR million	−19.3	16.8	–	4.0	–
EBIT	EUR million	−16.0	36.9	–	−15.4	−3.9
Profit before tax adjusted[1]	EUR million	−80.1	−27.3	–	−63.0	−27.1
Profit before tax	EUR million	−75.0	−7.2	–	−81.2	7.6
Cash flows from operating activities	EUR million	157.8	69.5	–	–	–
Passengers carried		6,723,756	6,615,017	1.6	–	–
Passenger load factor (scheduled services)	%	70.7	69.0	1.7P.	–	–

1) Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date

2) Pro forma inclusive of Lauda Air


FEB 01 2002

AUSTRIAN AIRLINES GROUP

Highlights

- Board of Management change at Austrian Airlines – reorientation of Group
- Terrorist attacks of 11 September worsen crisis in international air travel industry
- Passengers in September: –6.1 %
- Initial measures: route closures, production and price adjustments
- Adjusted earnings before tax and cost of capital (EBITDAR) increased by 13.2 % to EUR 207.0 million
- Adjusted profit before tax: EUR –80.1 million, after EUR –27.3 million
- Restructuring of Group
  - Clear segment separation
  - Flight services provided by production companies
  - Drastic cost reduction
  - Revenue increase through optimised network management

Contacts

Investor Relations

Karl H. Knezourek

Phone: ++43 (0)5 1766 – 3642

Fax: ++43 (0)5 1766 – 3333

E-Mail: investor.relations@aua.com

Internet: http://www.aua.com

Communications

Ralph Preclik

Phone: ++43 (0)5 1766 – 1230

Fax: ++43 (0)1 688 65 26

E-Mail: public.relations@aua.com

Austrian Airlines Head Office

1107 Vienna, Fontanastrasse 1

Phone: ++43 (0)5 1766 – 0

Fax: ++43 (0)1 688 55 05

Internet: http://www.aua.com

Dear Shareholders,

In our role as members to the new Board of Management, we are happy to have the honour of welcoming you, the shareholders in the Austrian Airlines Group. We are keen to take on the challenge of leading through a very difficult phase a Group whose fundamental substance is so attractive. We can assure you of our whole-hearted commitment to the good of the company, its employees and of course its shareholders.

Quite apart from our obvious concern from a human perspective, the awful terrorist attacks of 11 September have also had economic consequences of some magnitude for the Austrian Airlines Group. International air travel is currently experiencing a crisis unparalleled in the history of the industry. Demand for air travel has collapsed worldwide, and we estimate that the Austrian Airlines Group has lost some two years of growth as a result. At the same time, costs have soared. Of particular consequence is the fact that we – like all experts worldwide – are unable at present to estimate when the situation is set to normalise.

For these reasons, we are putting into action all conceivable measures in an effort to overcome the crisis. We will make a significant reduction in costs, and increase the revenues of the Group through optimised network management.

Of particular importance to us is the quality of co-operation in the Group, something that can only be achieved with team spirit from all sides. With hard work and a preparedness to affect real change, we will be able to overcome this difficult phase. There will always continue to be a place in European air travel for the Austrian Airlines Group, as a strong association of Austrian airlines with an excellent product that is highly valued by customers around the world.



Vagn Soerensen



Josef Burger



Walter Bock



Thomas Kleibl

Business Trends

Scope of consolidation extended

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2000. Neither have any changes been made to the depreciation schedules for aircraft. Due to the events of 11 September 2001 and the associated consequences for the used aircraft market, it is not currently possible to make a reliable valuation of aircraft. It cannot be excluded, however, that devaluations will have to be considered in the Annual Statement of Accounts 2001 as a result of current developments.

Since November 2000, Lauda Air, which was previously accounted for 'at equity', has been fully consolidated into the Austrian Airlines Group. The sometimes considerable increases in individual positions in the IAS Consolidated Income Statement on the first three quarters of 2000 are essentially the result of this consolidation effect. As reported for the first time as at 30 June 2001, Rheintalflug has been fully consolidated.

Effect of the change in the scope of consolidation on the Consolidated Balance Sheet as at 30.9.2001

		Erhöhung
Non-current assets	EUR million	81.9
Current assets	EUR million	6.4
Non-current liabilities	EUR million	80.0
Current liabilities	EUR million	6.4
Shareholders' equity	EUR million	1.9

IAS Statement of Changes in Shareholders' Equity

Shareholders' Equity as at 31.12.2000	EUR million	698.6
Dividends	EUR million	−10.3
Net loss	EUR million	−78.4
Shareholders' Equity as at 30.9.2001	EUR million	609.9

Revenue and operating revenue increased

Flight revenues for the Austrian Airlines Group in the first three quarters of 2001 reached EUR 1,507.1 million, representing a rise of 33.3 % or EUR 376.6 million on the figure for the previous year. At EUR 1,684.1 million, operating revenue for the Austrian Airlines Group in the reporting period was 26.3 % or EUR 350.9 million up on the value for the comparable period last year.

Rise in expenditures

Operating expenses for the months of January to September 2001 reached EUR 1,700.1 million, a rise of EUR 403.8 million or 31.2 % on last year. The net effect (EUR 3.6 million) of the valuation of foreign currency liabilities and the revaluation of assets at the reporting date led to an increase in expenses. By contrast, fuel expenditure – when adjusted for the change in the scope of consolidation – remained broadly stable (–0.6 %).

Increase in adjusted EBITDAR, profit before tax lower

Various special factors had a negative effect upon the results trend for the Austrian Airlines Group in the first three quarters of 2001: profits from the disposal of fixed assets were sharply down (EUR 6.9 million, after EUR 37.1 million), losses – the majority of which were not realised – resulted from the valuation of foreign currency liabilities at the reporting date. When adjusted to account for these special factors, the EBITDAR of EUR 207.0 is EUR 24.1 million above, the EBIT of EUR –19.3 million, by contrast, is EUR 36.1 million below last year. Profit before tax totalled EUR –75.0 million, after EUR –7.2 million last year.

Increase in cash flow from operating activities

Cash flows from operating activities rose significantly to EUR 157.8 million, after EUR 69.5 million last year. This was due to changes in working capital and in profits from the disposal of assets.

Total investment reduced

Investments – which totalled EUR 308.3 million for the first three quarters of 2001 – were reduced by 26.2 % against the previous year. In accordance with long-term agreements, three Airbus A320 or A321, two Boeing 737, one Dash-8 and one Canadair Regional Jet were acquired in the reporting period. Although overcapacity is reduced by means of short-term grounding of aircraft, the profitable deployment of these aircraft is to be expected in the near future.

Segment Reporting

According to IAS, the business segments of the Austrian Airlines Group are split into scheduled, charter and complementary services.

Scheduled traffic experienced significant increases in both the number of passengers carried (+5.1 %) and the load factor (+1.7pp.) for the reporting period. Following the terrorist attacks in the USA, however, passenger numbers (−3.2 %) and load factor (−4.5pp.) fell sharply in the month of September. With a revenue of EUR 1,335.4 million (+28.0 %), the EBIT for the scheduled service segment of EUR −18.8 million is below that for the comparable period the previous year (EUR 27.3 million).

In the **charter service segment**, supply was reduced due to the generally weaker demand compared with the previous year. For this reason, the Austrian Airlines Group carried around 11.7 % fewer passengers than last year. Against this background, revenue in this segment totalled EUR 171.7 million, after EUR 87.0 million, while the EBIT fell from EUR 4.8 million to EUR −2.7 million.

The **complementary services segment** (which includes catering, the Travel Value Shops, third party passenger handling and aircraft leasing) recorded a revenue of EUR 127.1 million (+4.4 %) for the report period and an EBIT of EUR 5.5 million, after EUR 4.8 million.

Taken by **geographical segment,** there were sharp falls in demand for scheduled services in the wake of the attacks of 11 September. Worst hit were North America, the Far East and the Middle East. Turkey recorded a highly satisfactory trend in the charter segment over summer. The destination of Bourgas (Bulgaria) on the Black Sea, only recently added to the programme, is already proving a great success.

Austrian Airlines on the Capital Market

Generally weak price trend for airline shares

Severely affected by the events of 11 September in the USA, and similarly to other airlines, Austrian Airlines shares have shown a weak price trend in recent months. On 6 November, the Austrian Airlines share price closed at EUR 6.23, which represents a fall of 49.3 % for the year to date.

Investor Relations – real transparency

Open communication with investors is always of great importance. During difficult phases such as this, however, such an approach becomes absolutely indispensable. That is why Austrian Airlines continues to pursue an active and transparent information policy towards the financial community and all associated target groups.

Around 800 private shareholders have already taken up the opportunity to visit the technical facilities of Austrian Airlines and Vienna Airport, or the production premises of catering partners Airest and Do & Co. At the end of May, Austrian Airlines provided far-reaching information as part of an event held for international research analysts in Vienna. In October, as in previous years, Austrian Airlines were represented at the "GEWINN-Messe" trade fair, where the company encountered a great deal of interest from the numerous visitors to the fair.

Financial Calender

Preliminary result 2001	Wednesday, 12 December 2001

January – September 2001

IAS Consolidated Balance Sheet

EUR million Assets	30/9/2001	31/12/2000	+/– %
Aircraft	2,800.2	2,611.1	7.2
Other tangible and intangible assets	185.3	190.6	–2.8
Financial assets	491.0	472.1	4.0
Other non-current assets and deferred tax assets	92.2	93.2	–1.1
Non-current assets	3,568.7	3,367.0	6.0
Inventories and trade receivables	364.9	321.3	13.6
Short-term investments and cash	388.4	500.0	–22.3
Total	**4,322.0**	**4,188.3**	**3.2**
Shareholders' equity and liabilities			
Shareholders' equity	609.9	698.6	–12.7
Minority interests	1.7	1.8	–5.6
Non-current liabilities	2,656.6	2,626.1	1.2
Current liabilities	1,053.8	861.8	22.3
Total	**4,322.0**	**4,188.3**	**3.2**

IAS Consolidated Income Statement

EUR million		1-9/2001	1-9/2000	+/– %	1-9/2000[1]	+/– %
Flight revenue		1,507.1	1,130.5	33.3	1,435.8	5.0
Other revenue		127.1	121.7	4.4	152.2	–16.5
Revenue		1,634.2	1,252.2	30.5	1,588.0	2.9
Other operating income and changes in inventories		49.9	81.0	–38.4	99.6	–49.9
of which profit from the disposal of fixed assets		6.9	37.1	–81.4	55.3	–87.5
Operating revenue		1,684.1	1,333.2	26.3	1,687.6	–0.2
Expenses for materials and services excl. rentals		1,011.0	737.7	37.0	965.1	4.8
Personnel expenses		314.1	263.9	19.0	313.3	0.3
Other operating expenses		153.2	128.6	19.1	211.2	–27.5
EBITDAR		205.8	203.0	1.4	198.0	3.9
EBITDAR adjusted[2]		207.0	182.9	13.2	224.6	–7.8
Depreciation and amortisation[3]		169.6	133.3	27.2	165.1	2.7
Rentals		52.2	32.8	59.1	48.3	8.1
EBIT		–16.0	36.9	–	–15.4	–3.9
EBIT adjusted[2]		–19.3	16.8	–	4.0	–
Financial result		–59.0	–44.1	–33.8	–65.8	10.3
of which profit from the disposal of financial assets		1.8	0.0	–	1.2	50.0
Profit before tax		–75.0	–7.2	–	–81.2	7.6
Profit before tax adjusted [2]		–80.1	–27.3	–	–63.0	–27.1
Net profit/net loss		–78.4	–8.6	–	–82.5	5.0
Earnings per share	EUR	–2.31	–0.25	–	–2.43	4.9

IAS Cash Flow Statement

		1-9/2001	1-9/2000	+/– %
Cash flows from operating activities	EUR million	157.8	69.5	–
Investments and down-payments	EUR million	308.3	417.5	–26.2

Employees[4]

	1-9/2001	1-9/2000	+/– %
Average	8,020	7,892	1.6
End of period	8,101	7,938	2.0

Key Market Figures

		1-9/2001	1-9/2000
Reuters code		AUAV.VI	
Share price High	EUR	16.52	19.30
Share price Low	EUR	8.10	13.76
Share price (end of period)	EUR	8.49	15.15
Market Capitalization (end of period)	EUR million	288.7	515.1
Turnover on Vienna Stock Exchange	EUR million	151.9	111.7

Traffic Statistics (scheduled and charter traffic)[4]

Scheduled traffic		1-9/2001	1-9/2000	+/– %
Passengers carried		5,517,695	5,248,888	5.1
Block hours		183,197	186,005	–1.5
Revenue passenger kilometers	(000)	11,271,137	10,923,962	3.2
Available seat kilometers	(000)	15,946,824	15,837,925	0.7
Passenger load factor	in %	70.7	69.0	1.7P.
ATK	(000)	2,216,288	2,144,702	3.3
RTK	(000)	1,437,203	1,429,826	0.5
Load factor	in %	64.8	66.7	–1.8P.
Freight tons		87,320	92,163	–5.3
Charter				
Passengers carried		1,206,061	1,366,129	–11.7
Block hours		30,671	34,659	–11.5
Available seat kilometers	(000)	2,879,989	3,565,865	–19.2
Total				
Passengers carried		6,723,756	6,615,017	1.6
ATK	(000)	2,534,963	2,586,905	–2.0
RTK	(000)	1,661,393	1,715,426	–3.1

1) Restated inclusive of Lauda Air
2) Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
3) 2001 inclusive of revaluation at the reporting date of EUR 4.5 million according to IAS 16
4) 2000 inclusive of Lauda Air and Rheintalflug